UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.      )*
Prospect Medical Holdings, Inc.

(Name of Issuer)
Common Stock, par value $.01 per share

(Title of Class of Securities)
743494106

(CUSIP Number)
Samuel S. Lee
c/o Alta Hospitals System, LLC
11500 W. Olympic Blvd., Suite 502
Los Angeles, CA 90064

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 8, 2007
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
* The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No.	743494106

1	NAME OF REPORTING PERSONS Samuel S. Lee

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO (SEE RESPONSE TO ITEM 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	7	SOLE VOTING POWER

NUMBER OF		943,568 (SEE RESPONSES TO ITEMS 4 AND 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		943,568

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

943,568

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.3%*

14	TYPE OF REPORTING PERSON (See Instructions)

IN
* Based on 11,370,234 shares of Common Stock outstanding (comprised of the aggregate of 9,483,098 shares of Common Stock outstanding as of July 25, 2007 (as reported by the Issuer in its Form 8-K filed July 25, 2007) and 1,887,136 shares of Common Stock issued to the Shareholders on August 8, 2007 pursuant to the Merger (as such capitalized terms are hereinafter defined).

Item 1. Security and Issuer
Item 2. Identity and Background
Item 3. Source and Amount of Funds or Other Consideration
Item 4. Purpose of Transaction
Item 5. Interest in Securities of the Issuer
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 7. Material To Be Filed As Exhibits
SIGNATURE
EXHIBIT INDEX
Agreement and Plan of Reorganization
Registration Rights Agreement
Executive Employment Agreement
Form of Non-Management Voting Agreement
Form of Management Voting Agreement

Item 1. Security and Issuer.
          The name of the issuer is Prospect Medical Holdings, Inc., a Delaware corporation (the “Issuer”), which has its principal executive offices at 400 Corporate Pointe, Suite 525, Culver City, California 90230. The class of equity securities to which this statement relates is the common stock, par value $0.01 per share (the “Common Stock”), of the Issuer.
Item 2. Identity and Background.
     (a)-(c)
          This statement on Schedule 13D (the “Statement”) is filed by Samuel S. Lee, whose business address is c/o Alta Hospitals System, LLC, 11500 W. Olympic Blvd., Suite 502, Los Angeles, CA 90064. Mr. Lee is the Chief Executive Officer of such company.
     (d)-(e)
          During the last five years Mr. Lee has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
     (f) Mr. Lee is a citizen of the United States.
Item 3. Source and Amount of Funds or Other Consideration.
          On August 8, 2007, the Issuer acquired Alta Healthcare System, Inc., a Delaware corporation (“Alta”), pursuant to an Agreement and Plan of Reorganization (the “Merger Agreement”) by and among Mr. Lee and the David & Alexa Topper Family Trust, U/D/T September 29, 1997 (the “Trust”), the sole shareholders of Alta (collectively, the “Shareholders”), the Issuer, Prospect Hospitals System, LLC, a California limited liability company and a direct wholly-owned subsidiary of the Issuer (“Sub”), and Alta, providing for the merger of Alta with and into Sub, with Sub as the surviving entity (the “Survivor”) and continuing as a wholly-owned subsidiary of the Issuer (such acquisition is referred to herein as the “Merger”). As a result of the Merger, Mr. Lee received 943,568 shares of Common Stock, 836,440 shares of Series B Preferred Stock, par value .01 per share (the “Preferred Stock”), and $25.6 million in cash. A copy of the Merger Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference.
Item 4. Purpose of Transaction.
          As described under Item 3 above, as a result of the Merger, Mr. Lee received 943,568 shares of Common Stock, 836,440 shares of the Preferred Stock and $25.6 million in cash. Pursuant to the Merger Agreement and the Certificate of Designation for the Preferred Stock attached hereto as Exhibit 2 (the “Certificate of Designation”) and incorporated herein by reference, the Preferred Stock is non-convertible until such time as the Issuer’s stockholders vote to approve its convertibility, which approval the Issuer has agreed to seek at its next annual meeting of stockholders. After the receipt of such stockholder approval, each share of Preferred Stock will become convertible into five shares of

Common Stock at a conversion price of $5.00 per share of Common Stock (subject to adjustments). The Preferred Stock also includes the following terms:
     Non-Voting. Except as required by law, the holders of the Preferred Stock have no voting rights except for the right as a class to elect two directors of the Issuer, one of whom must be an independent director who is approved by a majority of the other members of the Issuer’s Board of Directors. The Preferred Stock also contains protective provisions that prohibit the Issuer from taking certain actions without first obtaining the approval of at least 51% of the then outstanding shares of the Preferred Stock.
     Dividends. Holders of the Preferred Stock are entitled to receive dividends at a rate per share of 18% per annum of the Original Issue Price (as defined in the Certificate of Designation) (subject to adjustments) with any unpaid dividends accruing on a cumulative basis and compounding annually; provided, however, that dividends will not be paid and the dividends will terminate and cease to accrue in the event that the Preferred Stock converts into shares of the Common Stock.
     Liquidation Preference. In the event of a liquidation of the Issuer’s assets, the holders of the Preferred Stock will be entitled to receive, prior and in preference to any distribution of the proceeds of the liquidation to holders of Common Stock (or any junior series of preferred stock) by reason of their ownership thereof, an amount per share equal to the sum of the applicable Original Issue Price for such shares of the Preferred Stock, plus accrued but unpaid dividends on such shares.
          The Merger Agreement includes certain indemnification provisions pursuant to which the Shareholders have agreed, severally (not jointly), to indemnify the Issuer and certain of its affiliates against certain losses and expenses (i) resulting from breaches of representations and warranties and covenants of the Shareholders and Alta and its subsidiaries under the Merger Agreement and (ii) relating to certain pending litigation against Alta, Mr. Lee and David Topper (the “Special Litigation”). Pursuant to the Merger Agreement, (i) the Issuer has limited periods of time in which to make claims, depending on the event that gives rise to the indemnification obligation; and (ii) subject to certain exceptions (including those provisions relating to the Special Litigation), the Shareholders are obligated to pay only those losses which exceed $800,000 in the aggregate and the Shareholders have a maximum aggregate liability of (A) 10% of the total consideration received by the Shareholders (the “Merger Consideration”) with respect to claims asserted on or before January 2, 2008 and (B) 5% of the Merger Consideration with respect to claims asserted after January 2, 2008.
          Under the Merger Agreement, the Shareholders may satisfy their indemnification obligation by payment half in cash and half by returning shares of the Common Stock and/or the Preferred Stock for cancellation, except that, prior to the approval by the stockholders of the Issuer of the Conversion Approval Proposal (as defined below), the Shareholders may satisfy their indemnification obligation by returning shares of the Preferred Stock for cancellation. With respect to any shares of the Common Stock returned for cancellation, such shares will be assigned a value of $5.00 per share; and with respect to any shares of the Preferred Stock returned for cancellation, such shares will be assigned a value equivalent to the face amount thereof, together with any dividends which may have accrued and not been paid thereon.

          The Merger Agreement also includes certain non-competition provisions that are binding on Mr. Lee.
          At the closing of the Merger (the “Closing”), Mr. Lee and the Trust entered into a Registration Rights Agreement with the Issuer, dated as of August 8, 2007 (the “Registration Rights Agreement”), which contains provisions that, among other things, (i) restrict transfers of a certain percentage of shares of the Common Stock for a period of three years; and (ii) obligate the Issuer to prepare and file a registration statement to register such shares under the U.S. securities laws upon the request of any holder of such shares (as well as grants such holder so-called “piggyback” registration rights). A copy of the Registration Rights Agreement is attached hereto as Exhibit 3 and is incorporated herein by reference. In addition, at the Closing of the Merger the Survivor entered into an Executive Employment Agreement, dated as of August 8, 2007 (the “Employment Agreement”), with Mr. Lee. The Employment Agreement provides, among other things, that Mr. Lee will serve as the Chief Executive Officer of the Survivor for a term of five years, on the terms and subject to the conditions set forth therein. A copy of the Employment Agreement is attached hereto as Exhibit 4 and is incorporated herein by reference.
          At the Closing, Mr. Lee also entered into Voting Agreements with certain stockholders of the Issuer (collectively, the “Issuer Stockholders”) holding an aggregate of 3,138,120 shares of Common Stock, dated as of August 8, 2007 (collectively, the “Voting Agreements”), which contain provisions that, among other things, require the Issuer Stockholders to vote or to cause to be voted all of their respective shares of Common Stock that are subject to the respective Voting Agreement at a stockholders meeting of the Issuer or at any adjournment, postponement or continuation thereof and, if applicable, in any other circumstances (including any other annual or special meeting of the stockholders of the Issuer or any action by prior written consent) occurring in which a vote, consent or other approval with respect to the Conversion Approval Proposal is sought (i) in favor of the Conversion Approval Proposal and (ii) against any action that could reasonably be expected (A) to impede, delay, postpone or interfere with the Conversion Approval Proposal and/or (B) to result in a breach of any obligation of (1) the Issuer in the Merger Agreement or any of the transactions contemplated by the Merger Agreement or (2) the Issuer Stockholder under such Voting Agreement. The “Conversion Approval Proposal” means the proposal to authorize (i) the convertibility of the Preferred Stock into the Common Stock pursuant to the Certificate of Designation, as discussed above, and (ii) the change of control of the Issuer and/or any other action required by the American Stock Exchange to be approved by the stockholders of the Issuer in connection with the Merger Agreement, the Merger or the transactions contemplated thereby, to the extent applicable.
          Two different forms of Voting Agreements were executed by Mr. Lee and the Issuer Stockholders: (i) one form (Exhibit M-1 to the Merger Agreement) was executed by each of the Issuer Stockholders who is not a director and/or officer of the Issuer (each, a “Non-Management Voting Agreement”); and (ii) the other form (Exhibit M-2 to the Merger Agreement) was executed by each of the Issuer Stockholders who is a director and/or officer of the Issuer (each, a “Management Voting Agreement”). The Management Voting Agreements contain provisions that, among other things, prohibit the respective Issuer Stockholders from transferring their respective shares of Common Stock subject thereto prior to the stockholders’ meeting at which the Conversion Approval Proposal will be voted upon; the Non-Management Voting Agreement does not contain such transfer restrictions.
          The Voting Agreements will terminate on the earlier of the date on which (i) the stockholders of the Issuer approve the Conversion Approval Proposal or (ii) solely with respect to the

Non-Management Voting Agreements, the Issuer Stockholder has transferred beneficial ownership in (or is no longer the owner of record of) all of the shares subject to the respective Voting Agreement.
          Copies of the form of the Non-Management Voting Agreement and the form of the Management Voting Agreement are attached hereto as Exhibit 5 and Exhibit 6, respectively, and each such form is incorporated herein by reference.
          With respect to current plans or proposals of Mr. Lee which relate to or would result in the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (i) Mr. Lee may in the future be deemed to have acquired beneficial ownership of additional shares of the Common Stock if the Conversion Approval Proposal is approved by the stockholders of the Issuer; (ii) if the Conversion Approval Proposal is approved by the stockholders of the Issuer, Mr. Lee may convert all his shares of Preferred Stock into shares of the Common Stock; (iii) certain rights of Mr. Lee under the Voting Agreements are subject to termination in accordance with the terms of the respective Voting Agreement; (iv) Mr. Lee may in the future seek to acquire additional shares of the Common Stock; (v) Mr. Lee’s Employment Agreement provides that he shall be eligible to participate in any executive equity incentive plan adopted by the Board of Directors of the Issuer; and (vi) subject to the terms of the Registration Rights Agreement, Mr. Lee may in the future seek to dispose of some or all of his shares of the Common Stock. Any such acquisition or disposition may be effected in privately negotiated transactions, in the open market, in block transactions, pursuant to underwritten transactions (in the case of dispositions) or otherwise. There can be no assurance that any such acquisition or disposition of shares of the Common Stock would occur or as to the timing or method of any such acquisition or disposition on the open market, through private transactions or otherwise in accordance with applicable law.
          With respect to current plans or proposals of Mr. Lee which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, Mr. Lee currently has no such plans or proposals.
          With respect to current plans or proposals of Mr. Lee which relate to or would result in a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, Mr. Lee currently has no such plans or proposals.
          With respect to current plans or proposals of Mr. Lee which relate to or would result in any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, Mr. Lee currently has no such plans or proposals.
          With respect to current plans or proposals of Mr. Lee which relate to or would result in any material change in the present capitalization or dividend policy of the Issuer, Mr. Lee currently has no such plans or proposals.
          With respect to current plans or proposals of Mr. Lee which relate to or would result in any other material change in the Issuer’s business or corporate structure, Mr. Lee currently has no such plans or proposals.
          With respect to current plans or proposals of Mr. Lee which relate to or would result in changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, Mr. Lee currently has no such plans or proposals, except as discussed herein or as contemplated by the Voting Agreements or the Merger Agreement.
          With respect to current plans or proposals of Mr. Lee which relate to or would result in causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, Mr. Lee currently has no such plans or proposals.
          With respect to current plans or proposals of Mr. Lee which relate to or would result in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934, as amended, Mr. Lee currently has no such plans or proposals.
          With respect to current plans or proposals of Mr. Lee which relate to or would result in any action similar to any of those enumerated above, Mr. Lee currently has no such plans or proposals, except as set forth herein or as may be contemplated by the Voting Agreements, the Registration Rights Agreement or the Merger Agreement.
          In addition to the foregoing, Mr. Lee, as a director of the Issuer, may seek to influence management or the Board of Directors of the Issuer with respect to its business and affairs, including, without limitation, having the Issuer take action with respect to the approval of the Conversion Approval Proposal. From time to time, pursuant to the Voting Agreements, Mr. Lee may also, subject to compliance with applicable law, communicate with the Issuer Stockholders in furtherance of the Voting Agreements. Moreover, Mr. Lee may, at any time, review or reconsider his position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but as of the date hereof, he has no present intention of doing so.
          The foregoing is qualified in its entirety by reference to the exhibits attached hereto, including the Merger Agreement, the Registration Rights Agreement and the forms of Voting Agreements.
Item 5. Interest in Securities of the Issuer.
     (a)-(b)
          The aggregate number of shares of Common Stock deemed to be beneficially owned by Mr. Lee for the purposes of this Statement is 943,568, representing 8.3% of the outstanding shares of Common Stock of the Issuer (based on 11,370,234 shares of Common Stock outstanding (comprised of the aggregate of 9,483,098 shares of Common Stock outstanding as of July 25, 2007 (as reported by the Issuer in its Form 8-K filed July 25, 2007) and 1,887,136 shares of Common Stock issued to the Shareholders on August 8, 2007 pursuant to the Merger)). Mr. Lee has sole voting and dispositive power as to all of such shares.
     (c)
          The information set forth in Items 3 and 4 above is hereby incorporated by reference.
     (d)-(e)
          Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          Other than the agreements and documents described in Items 3 and 4 and incorporated by reference herein, to the knowledge of Mr. Lee there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Lee and any person with respect to the securities of the Issuer.
Item 7. Material To Be Filed As Exhibits.
     1) Agreement and Plan of Reorganization, dated as of July 25, 2007, by and among the Issuer, Sub, Alta, Mr. Lee and the Trust
     2) Certificate of Designation dated August 8, 2007 (incorporated by reference to Exhibit 3.2 to the Form 8-K filed by the Issuer on August 10, 2007)
     3) Registration Rights Agreement, dated as of August 8, 2007, by and among the Issuer, Mr. Lee and the Trust
     4) Executive Employment Agreement, dated as of August 8, 2007, between Mr. Lee and the Survivor
     5) Form of Non-Management Voting Agreement
     6) Form of Management Voting Agreement

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

/s/ Samuel S. Lee
Samuel S. Lee

Dated: August 17, 2007

EXHIBIT INDEX
     1) Agreement and Plan of Reorganization, dated as of July 25, 2007, by and among the Issuer, Sub, Alta, Mr. Lee and the Trust
     2) Certificate of Designation dated August 8, 2007 (incorporated by reference to Exhibit 3.2 to the Form 8-K filed by the Issuer on August 10, 2007)
     3) Registration Rights Agreement, dated as of August 8, 2007, by and among the Issuer, Mr. Lee and the Trust
     4) Executive Employment Agreement, dated as of August 8, 2007, between Mr. Lee and the Survivor
     5) Form of Non-Management Voting Agreement
     6) Form of Management Voting Agreement